SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bill Barrett Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

06846N 10 4

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Russell L. Leaf, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

February 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. — 06846N 10 4

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 544,786

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 544,786

11	Aggregate Amount Beneficially Owned by Each Reporting Person 544,786

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person PN

CUSIP No. — 06846N 10 4

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 18,119

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 18,119

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,119

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person PN

CUSIP No. - 06846N 10 4

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 562,905

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 562,905

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,905

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person PN

CUSIP No. - 06846N 10 4

1	Name of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 562,905

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 562,905

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,905

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person OO

CUSIP No. - 06846N 10 4

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 2,565,309

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 2,565,309

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,565,309

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person PN

CUSIP No. - 06846N 10 4

1	Name of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,128,214

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,128,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,128,214

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9%

14	Type of Reporting Person OO

CUSIP No. - 06846N 10 4

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,128,214

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,128,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,128,214

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9%

14	Type of Reporting Person OO

CUSIP No. - 06846N 10 4

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,128,214

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,128,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,128,214

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9%

14	Type of Reporting Person PN

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2008 (the “Current Schedule 13D”), on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the WP X Funds (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the sole general partner of WP X LP (“WP X LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with the WP X Funds, the “Funds”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC and the general partner of WP VIII (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages each of the Funds (“WP LLC”), and Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP” and, together with WP X, WPP X, WP X LP, WP X LLC, WP VIII, WPP LLC, and WP LLC, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (the “Common Stock”), of Bill Barrett Corporation, a Delaware corporation (the “Company”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit 1 to the Current Schedule 13D.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Current Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Current Schedule 13D is hereby amended and replaced in its entirety as set forth below.

(a)           On February 25, 2010, WP VIII distributed an aggregate of 2,509,779 shares of Common Stock to its limited partners on a pro rata basis (the “WP VIII Distribution”).  In addition, on February 25, 2010, WP X distributed an aggregate of 527,606 shares of Common Stock to its limited partners on a pro rata basis (the “WP X Distribution”), and WPP X distributed an aggregate of 16,189 shares of Common Stock to its limited partners on a pro rata basis (the “WPP X Distribution” and, together with the WP VIII Distribution and the WP X Distribution, the “Distributions”).  No consideration was received by WP VIII, WP X or WPPX, as applicable, in connection with the Distributions.

Immediately following the completion of the Distributions: (i) WP VIII is the direct owner of 2,565,309 shares of Common Stock, representing approximately 5.6% of the outstanding shares of Common Stock; (ii) WP X is the direct owner of

544,786 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock; and (iii) WPP X is the direct owner of 18,119 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.  Due to their respective relationships with the Funds and each other, as of February 25, 2010, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,128,214 shares of Common Stock representing approximately 6.9% of the outstanding shares of Common Stock.  Neither the filing of this Amendment nor any of its contents (or the contents of the Current Schedule 13D) shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The percentages used herein are calculated based upon the 45,491,639 shares of Common Stock that were outstanding as of January 29, 2010 as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed by the Company with the SEC on February 23, 2010.

(b)           Each of WP X LP, WP X LLC, WPP LLC, WP LLC and WP may deemed to share with the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 562,905 shares of Common Stock, representing all of the shares of Common Stock beneficially owned by the WP X Funds.  Each of WPP LLC, WP LLC and WP may be deemed to share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of 2,565,309 shares of Common Stock, representing all of the shares of Common Stock beneficially owned by WP VIII.

(c)           Other than the Distributions, no transactions in the Common Stock were effected by any Reporting Person during the past sixty (60) days.

(d)           Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its General Partner
By: Warburg Pincus X LLC, its General Partner
By: Warburg Pincus Partners, LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its General Partner
By: Warburg Pincus X LLC, its General Partner
By: Warburg Pincus Partners, LLC, its Managing Member
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its General Partner
By: Warburg Pincus Partners, LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg Pincus Partners, LLC, its General Partner
By: Warburg Pincus & Co., its Sole Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director